September 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Stacie Gorman and Ms. Pam Howell

Re: Soulpower Acquisition Corporation

Draft Registration Statement on Form S-1

Filed August 14, 2024

File No. 333-07384

Dear Ms. Gorman and Ms. Howell:

Please find below our responses to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 11, 2024, relating to the above-referenced Draft Registration Statement filed by Soulpower Acquisition Corporation (the “Company” or “we”).

The Company’s responses are numbered to correspond to the staff’s comments.

We have also updated the Registration Statement which is filed with the Commission simultaneously together with this letter.

1.	We note your disclosure that certain institutional investors may purchase non-managing sponsor membership interests and may purchase shares in the offering. Please disclose the number of institutional investors. Please disclose whether there is a cap on the amount that each investor may purchase. Please disclose that the non-managing sponsor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering. Further, please disclose the potential material impact of these purchases on public investors and clarify whether the potential limited number of public investors would impact your listing eligibility. Lastly, please file any agreement or form of any agreements with the non-managing sponsor investors as exhibits.

Response

The Company respectfully acknowledges the Staff’s comment and the Company advises the Staff that it will revise the Registration Statement in a subsequent pre-effective amendment to include the number of non-managing sponsor investors.

The Company has revised the disclosure on the cover page. Additionally, the Company refers the staff to the disclosure throughout the prospectus that the each non-managing member has expressed an interest to purchase up to 9.9% of the offering. The Company confirms, following consultation with the prospective underwriters participating in the offering, that the limited number of public investors would not impact the company’s listing eligibility on NYSE.

The Company acknowledges the Staff’s request to file any agreements with the non-managing sponsor investors as exhibits, or advise as to why they are not material, and the Company advises the Staff that the Company does not believe that such agreements are material. In particular, the Company notes that the Company is not a party to any such agreements and has no obligations to any non-managing sponsor investor (or any other member of the sponsor) pursuant to such agreements. Furthermore, the Company confirms that any material provisions of such agreements have been fulsomely described in the Registration Statement. The Company also notes, as stated in the Registration Statement, that there is no assurance that any non-managing sponsor member will acquire any units in this offering (nor is any such purchase a condition to such agreements).

In addition, the Company notes that, as noted in the Registration Statement, none of the non-managing sponsor members have voting rights, management rights or governance vetoes with respect to the sponsor. Finally, none of the non-managing sponsor members will be under any obligation to hold any units or public shares following the closing of the offering (and there are no contractual consequences to any such investor if it does not continue to own such securities at any time, including at the time of the vote to approve an initial business combination, or at the consummation of an initial business combination). As a result, there is no assurance that any of the non-managing sponsor members will even be an investor at the time the Company’s shareholders vote on an initial business combination, and the Company cannot predict how the non-managing sponsor members will vote in connection with an initial business combination (or if they will vote at all).

In addition to the Company’s belief that any such agreements are not material, filing such agreements as exhibits to the Registration Statement may have the unintended effect of misleading investors as to the Company’s post-offering ownership and the Company’s ability to complete an initial business combination.

2.	We note your disclosure in paragraph 8 of the cover page regarding some of the potential conflicts of interest that your sponsor, co-founders and members of management may have. Please revise to state clearly that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on one hand, and purchasers in the offering on the other. Please refer to Item 1602(a)(5) of Regulation S-K.

Response	The Company has revised the disclosure on the cover page there may be actual or potential material conflicts of interest between the sponsor, its affiliates on one hand, and purchasers in the offering on the other.

3.	We note your disclosure on page 46 that you could seek third party financing and on page 61 that you could seek PIPE financing. Please revise your summary disclosure to include the information required by Item 1602(b)(5) of Regulation S-K.

Response	The Company has added the relevant disclosure under “Summary – Potential Additional Financings” on page 13 and added a corresponding disclosure on 114.

4.	Please disclose the basis for your statement on page 13 that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

Response	The Company respectively submits that the disclosure has been updated in the Draft Registration Statement on pages 13 and 39.

5.	Please revise the disclosures on page 14, outside of the table, to describe the extent to which the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers’ equity interests. Further, please revise the table to include the anti-dilution adjustment of the founder shares. See Item 1602(b)(6) of Regulation S-K. Please make similar revisions to your disclosure on page 114 in accordance with Item 1603(a)(6) of Regulation S-K.

Response	The Company has revised the disclosures on pages 14 and 114 to describe the extent to which to which the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers’ equity interests and the tables have been revised to include the anti-dilution adjustment of the founder shares.

6.	Please disclose all material differences between the private placement warrants and the warrants included in the units in the public offering. For example, we note the ability to exercise the warrants on a cashless basis as disclosed on page 148.

Response	The Company respectively submits that all material differences have been included on page 25 and the references in the Draft Registration Statement to the ability to exercise the private placement warrants on a cashless basis have been removed.

7.	In the fourth paragraph, please clarify the conflict that relates to the “different timelines” of completing your business combination given the personal and financial interests of your directors and executive officers.

Response	The Company has updated the disclosure on page 40 to clarify the conflict relating to the different timelines, alongside a hypothetical example.

Please revise the third paragraph to clearly identify the conflicts of the sponsor, officers or directors from owning securities in the company, including the nominal price paid for the founders’ shares, and the conflicts of interest in determining whether to pursue a de-SPAC transaction, and in negotiating or accepting the terms of the transaction.

Response	The Company has updated the disclosure on page 40 accordingly.

Please add disclosure regarding any reimbursements or other cash payments that may be made to the sponsor, officers or affiliates prior to or in connection with an initial business combination that may result in a conflict of interest.

Response	The Company respectively submits that such potential conflicts have been disclosed in paragraphs 7, 8 and 9. The Company has added additional disclosures on page 41 regarding the undertaking an initial business combination with an entity that is affiliated (as defined in our amended and restated memorandum and articles of association) with our sponsor (including its members), officers or directors.

Reconcile the disclosure regarding the payment of finders fees, consulting fees or advisory fees that may be paid to your sponsor or members of management with the disclosure on page 38, which only reflects such potential payments to independent directors, advisors or their affiliates. To the extent such fees may be paid, please include clear disclosure in the table of compensation on page 14 and reconcile disclosure elsewhere in the prospectus as needed.

Response	The Company has revised the disclosure on page 38 and other places in the Draft Registration Statement to include the sponsor and officers, in addition to directors, advisors and their affiliates. The disclosure on page 14 has been updated as well.

8.	We note the disclosure on page 16 that “in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities.” Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response	The Company has included additional disclosures to the risk factor titled “Our letter agreement with our sponsor, officers and directors may be amended without shareholder approval” on page 76.

9.	Given the indications of interest from the non-managing sponsor investors to purchase substantially all of the units in this offering, please explain the statement that you “do not expect any purchase of units by the non-managing sponsor investors to negatively impact [y]our ability to meet Nasdaq listing eligibility requirements.”

Response	The Company respectively submits that the expressions of interest will not be binding agreements, and the underwriter will have the full discretion to allocate the units to investors and may determine to sell fewer units to the non-managing sponsor investors, or none at all. Accordingly, Cantor Fitzgerald & Co has indicated to us that any such allocation of units to the non-managing sponsor investors will be in accordance with the requirements of the NYSE listing eligibility requirements, all of which will be met before the effectiveness of the prospectus which is part of the Draft Registration Statement. The Company has updated the disclosure on page 78 accordingly.

10.	The deferred underwriters’ commission in your second sentence in note 3 to the table does not appear consistent with the underwriting fees disclosure on page 187. Please clarify and/or revise accordingly.

Response	The Company submits that Note 3 has been corrected to be consistent with the underwriting fees disclosed on page 187.

11.	Please expand your narrative disclosure to clarify the issuance of additional ordinary or preference shares that may significantly dilute equity interests of public shareholders to disclose those scenarios that may result in additional issuances of ordinary or preference shares, such as completion of the initial business combination, additional financing and the up to $1,500,000 of working capital loans that may be convertible into private placement warrants. See Item 1602(c) of Regulation S-K.

Response	The Company has updated the narrative disclosure to clarify the scenarios in which additional issuances of ordinary or preference shares may occur.

12.	We note your underwriter over-allotment liability in the amount of $3,480,000 in the capitalization table under the as adjusted column. Please tell us and revise your disclosures to clarify the nature of this liability and how the amounts were determined

Response	The Company respectfully submits that the amount of over-allotment liability has been corrected to $310,483. We have also revised the disclosure on page 98 (Note 2) to clarify that the underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed on the shares subject to redemption and will be accounted for as a liability pursuant to ASC 480 if not fully exercised at the time of the initial public offering.

The over-allotment liability was calculated as the product of 3,000,000 units available for over-allotment and an over-allotment option value of $0.1034 per unit. The overallotment option value was calculated using the Black Scholes model with the following inputs:

●	Stock price: $10
●	Exercise price: $10
●	volatility: 5%
●	risk free rate: 4.83%
●	expiration date: 45 days

We have included an abridged form of the above calculation as a disclosure on page 98.

13.	In the disclosure on page 114, please state the amount of the material interests in the sponsor that are held by Justin Lafazan and David Magli. Please see Item 1603(a)(7) of Regulation S-K.

Response	The Company has updated relevant disclosures on page 114 in relation to Justin Lafazan, David Magli. The Company has also included additional disclosures relating to Daniel Hickey.

14.	Please revise the table on pages 15 and 115 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response	The Company has revised the tables on pages 15 and 115 accordingly.

15.	We note the reference on page 116 to your management team’s involvement in their prior SPACs. Please revise to provide the disclosure required by Item 1603(a)(3) regarding the experience of the sponsor, its affiliates and any promoters in SPACs.

Response	The Company submits that the reference to prior SPACs on page 116 has been deleted as the management team has not been previously involved in SPAC.

16.	Please revise the disclosure on page 115 to address the possibility of indirect transfers of your securities through the transfer of sponsor interests by sponsor members or other affiliates. See Item 1603(a)(6) of Regulation S-K

Response	The Company has included the disclosure on page 116 and page 16.

17.	Please ensure that you disclose five years of disclosure for each director and executive officer. Please specify the date and month each individual’s employment began and ended during that period. Refer to Item 401 of Regulation S-K. For example only, please disclose Justin Lafazan’s experience from 2022 through 2024.

Response	The Company has revised disclosures starting on pages 105 and 138 to comply with the requirement of Item 401 of Regulation S-K. However, in some instances, directors and officers were unable to provide the exact date of their employment and we have included the month and year for their past five years.

18.	Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S- K.

Response	The Company respectfully submits that at this time, it is not contemplated that our independent directors will receive any membership interests in our sponsor for their services as director. Certain of our directors hold membership interests in our sponsor (David Magli and Daniel Hickey) through their purchase of such membership interests, and such relevant disclosure has been included in the Draft Registration Statement, on page 114 and 16.

19.	Please revise to provide all of the disclosure regarding actual or potential conflicts of interest that may arise in determining whether to proceed with a de-SPAC transaction, and any material conflict of interest arising from the manner in which you compensate the sponsor, officer or directors, or the manner in which your sponsor compensates it officer directors. Your disclosure should include conflicts between your sponsor or its affiliates, or your officers, directors or promoters on one hand, and your unaffiliated security holders on the other. Please see Item 1603(b) of Regulation S-K.

Response	The Company has updated the disclosure on page 146 accordingly to cross-reference the various sections where such information has been included.

20.	We note the dilution table and footnote 1 to the financial statements reflect that a business combination will not occur if net tangible assets would fall below $5,000,001. Please revise the disclosure in the prospectus to clearly reflect this limitation upon redemptions

Response	The Company has updated the “Summary”, “Dilution” and “Business” sections to include the disclosure that the our amended and restated memorandum and articles of association will prohibit redemptions in an amount that would cause our net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel.

Very truly yours,

By:	/s/ Justin Lafazan
Name:	Justin Lafazan
Chief Executive Officer